UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

GENCO SHIPPING & TRADING LIMITED
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T 131
(CUSIP Number)

Peter C. Georgiopoulos
c/o Gener8 Maritime, Inc.
299 Park Avenue, 12th Floor
New York, NY 10171
(212) 763-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No. Y2685T 131

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter C. Georgiopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
825,455*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
825,455*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,455*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.34%**

14	TYPE OF REPORTING PERSON
IN (see Instructions)

* Includes warrants to purchase 38,012 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock; warrants to purchase 3,930 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock owned by Fleet Acquisition LLC (which securities are deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as the sole member of the Management Committee thereof; Mr. Georgiopoulos disclaims beneficial ownership of these securities except to his pecuniary interest therein); and warrants to purchase an aggregate of 641,808 shares of Common Stock issued to Mr. Georgiopoulos under the Issuer’s 2014 Management Incentive Plan, which have either vested or are subject to vesting in connection with the Reporting Person’s resignation as described above.

** Based on 34,416,305 shares of Common Stock issued and outstanding as of January 4, 2017, plus and assuming exercise of the Reporting Person’s warrants to purchase 683,750 shares of Common Stock.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 12 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006 by and on behalf of Peter C. Georgiopoulos (the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 299 Park Avenue, 12th Floor, New York, New York 10171.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following paragraph:

The Reporting Person intends to dispose of all of his securities of the issuer over time, subject to price, market conditions, and limitations under applicable securities regulations.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Subsection (c) of Item 5 is hereby amended to add the following paragraph:

On January 23, 2017, the Reporting Person sold 24,696 shares of Common Stock in the open market at a price of $12.001.

A subsection (e) is hereby added to Item 5 as follows:

Solely as a result of the conversion of the Issuer’s outstanding Series A Convertible Stock into Common Stock on January 4, 2017, the Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock.*

Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.*

Exhibit 3.	Separation Agreement by and between Genco Shipping & Trading Limited and Peter C. Georgiopoulos dated as of October 13, 2016.*

Exhibit 4.	Release Agreement by and between Genco Shipping & Trading Limited and Peter C. Georgiopoulos dated as of October 13, 2016.*

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	January 26, 2017

PETER C. GEORGIOPOULOS

/s/ Peter C. Georgiopoulos

EXHIBIT INDEX

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock.*

Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.*

Exhibit 3.	Separation Agreement by and between Genco Shipping & Trading Limited and Peter C. Georgiopoulos dated as of October 13, 2016.*

Exhibit 4.	Release Agreement by and between Genco Shipping & Trading Limited and Peter C. Georgiopoulos dated as of October 13, 2016.*

*Previously filed.